[Missing Graphic Reference]	Richard H. Kirk Vice President, Corporate Counsel
One Corporate Drive, Shelton, CT 06484-6208 Tel 203 925-3707 richard.kirk@prudential.com

FILED VIA EDGAR CORRESPONDENCE

March 9, 2017

Kathryn Hinke, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pruco Life Insurance Company (“Depositor”)
Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Post-Effective Amendment No. 8 to Registration Statement on Form N-4
File Nos. 333-184887 and 811-07325

Pruco Life Insurance Company (“Depositor”)
Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Post-Effective Amendment No. 12 to Registration Statement on Form N-4
File Nos. 333-184890 and 811-07325

Dear Ms. Hinke:

The purpose of this correspondence is to respond to Staff comments received orally on February 28, 2017.  The Staff’s comments (with specific section and page number references) relate to the prospectus that was filed on January 12, 2017 for Prudential Premier Retirement Variable Annuity (File No. 333-184890) in Post-Effective Amendment No. 12 to the N-4 registration statement.  Also, we are responding to these comments with the understanding that the same comments apply, as applicable, to the prospectus that was filed for Prudential Premier Retirement Variable Annuities (File No. 333-184887) in Post-Effective Amendment No. 8 to the N-4 registration statement (referenced above) also filed on January 12, 2017.

Upon satisfaction of our revisions and/or further comment, we plan to file a post-effective amendment that will reflect changes made in response to those comments and include financial statements, non-material annual update changes, exhibits and other information required by Form N-4.  This filing will be made under Rule 485(a) because it will also add the fee information for the optional death benefit.  We plan to request acceleration of the effectiveness of that filing to a date on or about March 31, 2017, or as soon as practicable.

The Staff’s comments and our proposed responses are below.

1.	Comment:

Table of Contents

Please update and confirm page numbers are accurate.

Response:

We will update and confirm the page numbers listed in the Table of Contents are accurate and correspond to the sections of the Prospectus listed.

2.	Comment:

Summary of Contract Fees and Charges (page 4)

In the Periodic Fees and Charges table, in the column titled, “Annual Equivalent of Premium Based Charge Percentage,” please explain the inclusion of the words “Equivalent of.”

Response:

The Premium Based Charge is calculated on each quarterly annuity anniversary for those purchase payments subject to the Charge as of the prior valuation day.  The Premium Based Charge applicable to a purchase payment is determined by multiplying (1) the amount of that purchase payment by (2) its associated Premium Based Charge percentage.  The Premium Based Charge percentage is applied on a quarterly basis.  The “Annual Equivalent of Premium Based Charge Percentage” is the annualized Premium Based Charge percentage (or the quarterly percentage times four).

3.	Comment:

Table of “Underlying Mutual Fund Portfolio Annual Expenses” (page 5)

Please review tables in the Prospectus and ensure that the column headings line-up with the data listed in each column.

Response:

We will review tables in the Prospectus and ensure that the column headings line-up with the data listed in each column.

4.	Comment:

Expense Examples (page 16)

In the “Expense Examples” chart, please confirm that in the column titled “If you surrender your annuity at the end of the applicable time period,” the expenses listed will include applicable contingent deferred sales charges.

Response:

We confirm that in the “Expense Examples” chart, in the column titled “If you surrender your annuity at the end of the applicable time period,” the expenses listed will include applicable contingent deferred sales charges.

5.	Comment:

Summary (page 19)

In the “Death Benefits” sub-heading, in connection with the disclosure stating that “Legacy Protection Plus is only offered in those jurisdictions where we have received regulatory approval . . .,” please disclose the jurisdictions where we have received approval or those jurisdictions where we have not received approval, either in the body of the Prospectus or in an appendix to the Prospectus.

Response:

Appendix C to the Prospectus, titled “Special Contract Provisions for Annuities Issued in Certain States” sets forth any special provisions required by specific jurisdictions and includes any jurisdictions where we have not received regulatory approval to offer Legacy Protection Plus.

6.	Comment:

Summary (page 19)

In the “Death Benefits” sub-heading, please add more description of the death benefits offered with the annuity, including as applicable, the Legacy Protection Plus optional death benefit, Minimum Death Benefit and death benefits offered with Highest Daily Lifetime Income v3.0 optional living benefits.

Response:

The Prospectus for Prudential Premier Retirement Variable Annuity (File No. 333-184890) will offer the standard Minimum Death Benefit and the Legacy Protection Plus optional death benefit.

We propose to revise the first paragraph of the “Death Benefits” sub-section of the “Summary” section to add more high-level description of the death benefits offered to read as follows (with new/revised language italicized): “You may name a Beneficiary to receive the proceeds of your Annuity upon your death.  Your death benefit must be distributed within the time period required by the tax laws.  The Annuity offers, with no additional charge, a Minimum Death Benefit that is generally equal to the greater of (i) your Unadjusted Account Value and (2) the sum of your Purchase Payments (adjusted for partial withdrawals).  The calculation of the Minimum Death Benefit may be different if you elect Highest Daily Lifetime Income v3.0 or Spousal Highest Daily Lifetime Income v3.0.   Legacy Protection Plus, an optional death benefit, is offered to provide an enhanced level of protection for your beneficiaries for an additional charge.  Under Legacy Protection Plus, we maintain a separate roll-up death benefit amount based on your Purchase Payment(s) that increases at a preset rate on an annual basis.  The amount of the death benefit under Legacy Protection Plus is equal to the greatest of (1) the Minimum Death Benefit, (2) your Unadjusted Account Value and (3) the roll-up death benefit amount.   No optional death benefit is available if your Annuity is held as a Beneficiary Annuity or if you select any optional living benefit.  We reserve the right to cease offering the optional death benefit.”

The Prospectus for Prudential Premier Retirement Variable Annuities (File No. 333-184887) will offer the standard Minimum Death Benefit, the Legacy Protection Plus optional death benefit and the death benefits available with optional living benefits – Highest Daily Lifetime Income v3.0 with Highest Daily Death Benefit and Spousal Highest Daily Lifetime Income v3.0 with Highest Daily Death Benefit.

We propose to revise the first paragraph of the “Death Benefits” sub-section of the “Summary” section to add more high-level description of the death benefits offered to read as follows (with new/revised language italicized): “You may name a Beneficiary to receive the proceeds of your Annuity upon your death.  Your death benefit must be distributed within the time period required by the tax laws.  The Annuity offers, with no additional charge, a Minimum Death Benefit that is generally equal to the greater of (i) your Unadjusted Account Value and (2) the sum of your Purchase Payments (adjusted for partial withdrawals).  Under the optional living benefits Highest Daily Lifetime Income with Highest Daily Death Benefit and Spousal Highest Daily Lifetime Income with Highest Daily Death Benefit, each day that your Account Value reaches a new high, that amount is locked in for purposes of determining your death benefit amount (the “Highest Daily Death Benefit”).  The amount of the death benefit to be paid under these optional benefits is equal to the greater of (1) the Minimum Death Benefit and (2) your Highest Daily Death Benefit.  Legacy Protection Plus, an optional death benefit, is offered to provide an enhanced level of protection for your beneficiaries for an additional charge.  Under Legacy Protection Plus, we maintain a separate roll-up death benefit amount based on your Purchase Payment(s) that increases at a preset rate on an annual basis.  The amount of the death benefit under Legacy Protection Plus is equal to the greatest of (1) the Minimum Death Benefit, (2) your Unadjusted Account Value and (3) the roll-up death benefit amount.   No optional death benefit is available if your Annuity is held as a Beneficiary Annuity or if you select any optional living benefit.  We reserve the right to cease offering the optional death benefit.”

7.	Comment:

Limitations with Optional Death Benefit (page 30)

Please explain why the following disclosure is included: “*These Portfolios may be impacted by a predetermined mathematical formula utilized by Portfolios offered with optional living benefits to manage the guarantee offered in connection with such optional benefits.  Please see the ‘Investment Options’ section above for information about the potential impact of the formula on the Portfolios.”

Response:

We have included the disclosure identified above and linked it by asterisk to particular Portfolios listed in this section of the Prospectus so that potential purchasers of the optional death benefit are informed that those specific Portfolios may be impacted by the predetermined mathematical formula that is used to manage the risk associated with offering optional living benefits.  The disclosure is designed to help make purchasers of the optional death benefit aware that the specific Portfolios they may be allocating account value to may be impacted by the formula that is used to manage guarantees offered in connection with optional living benefits they have not elected.  This impact may be direct or indirect and is more fully explained in the “Investment Options” section of the Prospectus on page 21.

8.	Comment:

Death Benefits (page 86)

In the first paragraph under the “Optional Death Benefit” sub-heading, replace the words “rolling up” with “increasing” in the following sentence, “Under this benefit, we maintain a separate death benefit amount based on your Purchase Payment(s) rolling up at a preset rate on an annual basis as described below.”

Response:

We will make the replacement so that the revised sentence reads, “Under this benefit, we maintain a separate death benefit amount based on your Purchase Payment(s) increasing at a preset rate on an annual basis as described below.”

9.	Comment:

Death Benefits (page 87)

In the second paragraph under the “Key Terms and Examples” sub-heading, please bold the following two sentences, “The current Legacy Protection Plus Roll-Up Rate and Roll-Up Cap Percentage are set forth in the applicable Rate Sheet Prospectus Supplement that must accompany this prospectus.  The Legacy Protection Plus Roll-Up Rate and Roll-Up Cap Percentage are established for your Annuity on the Legacy Protection Plus Benefit Effective Date and they will not change while the optional death benefit is in effect.”

Response:

We will bold the two sentences identified above.

10.	Comment:

Death Benefits (page 87)

In the “Key Terms and Examples” sub-heading, the disclosure indicates that, for key terms related to Legacy Protection Plus, the Prospectus uses different labels than are used in the annuity to make the Prospectus easier to read.  Please put such key terms in a chart showing the annuity label and related Prospectus label, as is done in the “Optional Living Benefits” section of the Prospectus on page 58.

Response:

The annuity rider related to the Legacy Protection Plus optional death benefit in fact uses the same labels and terms that are used in the Prospectus for Legacy Protection Plus.  Accordingly, we do not believe a table comparing key term labels between the annuity rider and the Prospectus is necessary or appropriate.  In addition, we will delete the following two sentences from the “Key Terms and Examples” section of the Prospectus as this disclosure is inapplicable for Legacy Protection Plus: “To make this Prospectus easier to read, we sometimes use different labels than are used in the Annuity.  Although we use different labels, they have the same meaning in this prospectus as in the Annuity.”

11.	Comment:

Death Benefits (page 89)

In the sixth paragraph under the “Charge for Legacy Protection Plus” sub-heading, with respect to the sentence -- “You may only elect to terminate the Legacy Protection Plus benefit by refusing the charge increase.” – please repeat this sentence in the first paragraph under the sub-heading “Termination of Legacy Protection Plus Death Benefit.”

Response:

We will add the sentence identified above as the second sentence in the first paragraph under the sub-heading “Termination of Legacy Protection Plus Death Benefit.”

12.	Comment:

Death Benefits (page 91)

In the second paragraph under the sub-heading “Payment of Death Benefit, Alternative Death Benefit Payment Options – Annuities Owned By Individuals (Not Associated with Tax-Favored Plans),” please clarify the sentence, “If we do not receive instructions on where to send the payment within 5 years of the date of death, the funds will be escheated.”

Response:

We will revise and clarify the identified sentence to read, “If we do not receive notice of a claim or instructions on where to send the death benefit payment within 5 years of the date of death, the funds will be considered abandoned property and escheated to the state.”

13.	Comment:

Death Benefits (page 92)

In the fourth paragraph under the sub-heading “Payment of Death Benefit, Alternative Death Benefit Payment Options – Annuities Held by Tax-Favored Plans,” please delete the sentence, “If we do not receive instructions on where to send the payment within 5 years of the date of death, the funds will be escheated.”

Response:

It is our practice to escheat to the states for both qualified assets and non-qualified assets.  Accordingly, we propose not to delete the sentence identified above but rather to revise and clarify the sentence in the same way as in our response to Comment 12, so that the sentence will read, “If we do not receive notice of a claim or instructions on where to send the death benefit payment within 5 years of the date of death, the funds will be considered abandoned property and escheated to the state.”

14.	Comment:

In the “Tax Considerations” section of the prospectus (pages 99, 100 and 101), please update 2016 contribution limits for IRAs, SEPs and TDAs with 2017 contribution limits.  In the “Other Information” section of the prospectus under the sub-heading “Fees and Payments Received by Pruco Life” (page 107), please update the 2015 amounts listed.  In the “Other Information” section of the prospectus under the sub-heading “Distribution of Annuities Offered by Pruco Life” (page 109), please update the 2015 amounts of compensation received.  In the “Other Information” section of the prospectus under the sub-heading “Legal Proceedings” (page 112), please update information as of December 31, 2016.

Response:

We represent that we will update all of the requested information identified above.

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Please call me at (203) 925-3707 if you have any questions.

Very truly yours,

/s/Richard H. Kirk
Richard H. Kirk